Exhibit 1.01

Conflict Minerals Report of lululemon athletica inc.

lululemon athletica inc. has prepared this conflict minerals report under Rule 13p-1 under the Securities Exchange Act of 1934 and Form SD thereunder (the “Conflict Minerals Rule”) for the reporting period of January 1, 2023 to December 31, 2023 (the “reporting period”).

Executive Summary

During the reporting period our wholly-owned subsidiary, Curiouser Products Inc. d.b.a. lululemon Studio (“lululemon Studio”), contracted the manufacture of connected weights (the “covered products”). We are filing this report because, after our Reasonable Country of Origin Inquiry (“RCOI”) required by the Conflicts Minerals Rule, we believe it is possible that a portion of tantalum, tin, tungsten and gold (collectively, “3TG”) minerals that were necessary to the functionality or production of these products may have originated in the Democratic Republic of the Congo or its adjoining countries (collectively, the “covered countries”) and may not have come from scrap sources.

lululemon Studio did not purchase 3TG directly from mines, smelters, or refiners. In addition, lululemon Studio did not have manufacturing operations producing products that are in-scope under the Conflict Minerals Rule, but engaged contract manufacturers to produce products to its design specifications (the suppliers of these in-scope products, the “covered suppliers”). There were third parties in the supply chain between the ultimate manufacturers of the covered products and the original source of 3TG.

3TG are not necessary to the functionality or production of any of the apparel and accessories we market under the lululemon brand. Those products are therefore not in-scope for the Conflict Minerals Rule and are not discussed in this report. lululemon Studio no longer contracts the manufacture of any covered products.

The intent of this report is to describe our due diligence process in accordance with the Conflict Minerals Rule.

Design of Due Diligence Measures

Our due diligence process is based on the Organization for Economic Cooperation and Development’s (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements (the “OECD Guidance”). The OECD Guidance was written for both upstream and downstream companies in the supply chain. As lululemon Studio is a downstream company in the supply chain, we designed our due diligence framework to conform, in all material respects, with the OECD Guidance for downstream companies.

Due Diligence Measures Implemented

In furtherance of the covered 3TG due diligence process, we performed the measures discussed below with respect to the reporting period.

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OECD Step 1: Established Strong Company Management Systems

–We adopted a conflict minerals policy. Our conflict minerals policy is publicly available at https://corporate.lululemon.com/our-impact/reporting-and-governance/reporting-and-disclosure/policies-and-guidelines.
–We assembled an internal team comprising of supply chain, legal, finance and sustainability to oversee the due diligence process and results.
–We reported the results of the due diligence process to the audit committee of our board of directors.
–We monitored our contract manufacturers to confirm they undertake conflict mineral procedures consistent with the OECD Guidelines, including adopting a conflict mineral policy, implementing due diligence procedures to support the policy, and reviewing supplier conflict minerals compliance.
–In connection with our RCOI, where appropriate, we requested covered suppliers participate in a supply chain survey regarding the presence and sourcing of 3TGs used in the products supplied to lululemon Studio.

OECD Step 2: Explored Risks in the Supply Chain

–Our program utilized the Responsible Minerals Initiative’s (RMI’s) Conflict Minerals Reporting Template (CMRT) for data collection.
–Following the initial introductions to the program and information request, we send up to three reminder emails to each non-responsive supplier requesting survey completion.

OECD Step 3: Designed and Implemented a Strategy to Respond to Identified Risks

–We evaluated supplier responses for plausibility, consistency, and gaps. Where required, we engaged with suppliers to address issues such as how 3TGs are used in our products, and clarification on data submitted via CMRT.

OECD Step 4: Carried out independent third-party audit of smelter’s due diligence practices

–We identified the Smelters or Refiners (SORs) in the supply chain based on information provided by suppliers’ CMRT reports.
–We did not source directly from minerals processing facilities, and relied on the independent audits of smelters and refiners that the RMI (and similar organizations) conduct through the Responsible Minerals Assurance Process, “RMAP” or that are coordinated through the Responsible Sourcing Program of the London Bullion Market Association, “LBMA” where possible.

OECD Step 5: Reported Annually on Supply Chain Due Diligence

–We report annually on our supply chain due diligence. This report is publicly available on the Company’s website: https://corporate.lululemon.com/our-impact/reporting-and-governance/reporting-and-disclosure.

Due Diligence Results and Future Risk Mitigation Efforts

In 2023, we identified and contacted one covered supplier as part of the RCOI process. As a downstream purchaser of the covered products, we relied on our contract manufacturer to collate and gather the information on the smelters and refineries used in the supply chain. Based on the RCOI process described above, 259 smelters and refineries were identified as sources of 3TG minerals that may potentially have been used in our covered products.

The covered supplier used 3TG minerals from many smelters and refineries and did not trace the 3TG minerals purchased from particular smelters or refineries to a particular product. As a result, our covered supplier provided us with information on a company-wide basis, rather than at a product-specific level. Therefore, we do not have sufficient information to able to determine which of the smelters and refineries identified by the covered supplier
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processed the 3TG minerals that were used in our covered products. Further, we do not have sufficient information to determine the origin for a portion of the 3TG minerals that may have been used in the covered products.

We continue to engage with our covered supplier to obtain current, accurate and complete information about 3TG minerals in our supply chain, using the CMRT.

FORWARD-LOOKING STATEMENTS

Statements relating to due diligence process improvement made in this report, as well as certain other statements made in this report, are forward-looking in nature and are based on our management’s current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors (such as whether industry organizations and initiatives such as the RBA and RMI remain effective as a source of external support to us in the conflict minerals compliance process and whether the results of our efforts to improve the due diligence process, to enhance industry collaboration regarding the same, to investigate possible investment in new supply chain compliance technologies will be effective) that may be outside of our control and that could cause actual events to differ materially from those expressed or implied by the statements made herein.
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